MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Management’s discussion and analysis provides a review of the performance of Aurizon’s business and compares its 2006 performance with those of the preceding two years.  This discussion also provides an indication of future developments along with issues and risks that can be expected to impact future operations.  This report has been prepared on the basis of available information up to March 9, 2007 and should be read in conjunction with the financial statements and the related notes thereto which have been prepared in accordance with Canadian GAAP.   All dollar amounts referred to in this discussion and analysis are expressed in Canadian dollars except where indicated otherwise.

Overview

Aurizon is a Canadian based gold producer with development activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns 100% of the Casa Berardi mine and two early-stage exploration projects.  Pre-production construction at Casa Berardi was completed in the fourth quarter of 2006 and at year end the Mine was in the commissioning and ramp-up phase of operations.  The first gold pours were made in December 2006.  Commercial production is anticipated to commence in the second quarter of 2007.  It is estimated that Casa Berardi will produce approximately 165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, based on a C$/US$ exchange rate of 1.15.

In February 2006, the Company closed a $75 million project loan facility with a syndicate of banks which was used for the completion of construction and start-up of Casa Berardi.  At December 31, 2006, $73.1 million of the facility had been drawn down.

The Company’s growth strategy is to establish a gold production base from the development of Casa Berardi and to increase gold production by means of acquisition, merger of assets or companies having either production or advanced development stage gold projects.  In addition, the Company is carrying out exploration programs with the objective of identifying new gold deposits and increasing its mineral resource base.

Key Financial Data (in $ thousands)	2006	2005	2004
Royalty and interest income	$1,239	$748	$837
Net Loss from continuing operations	($15,036)	($2,042)	($1,476)
Net Earnings (Loss) from discontinued operation	-	$3,786	($4,220)
Net Earnings (Loss) for the year	($15,036)	$1,744	($5,696)
Earnings (Loss) - per share (Basic and Diluted)	(0.10)	0.01	(0.06)
Continuing operations – Loss per share (Basic and Diluted)	(0.10)	(0.02)	(0.01)
Cash outflow from operating activities	($13,022)	($4,137)	($3,186)
Cash and restricted cash	$28,822	$25,010	$12,066
Working capital	$29,846	$25,036	$12,243
Long-term debt	$68,840	-	-
Shareholders’ equity	$124,652	$125,229	$74,005

Aurizon Mines Ltd.  Financial Report 2006

Financial Review

Non-cash charges associated with derivative instruments and stock option grants, together with costs associated with an unsolicited takeover bid, resulted in a net loss of $15 million, or ($0.10) per share in 2006, compared with net losses of $2 million, or ($0.02) per share, and $1.5 million, or ($0.01) per share from continuing operations in 2005 and 2004, respectively.

The net loss in 2006 included a number of non-cash items, including an $8.7 million mark-to-market charge for non-hedge derivative instruments, a $1.7 million charge for stock option grants and a $4.5 million future income tax recovery.  The 2006 loss also included non-recurring expenses totaling $5.3 million related to an unsolicited takeover bid.  In 2005, the net loss from continuing operations included a $0.7 million non-cash charge for stock option grants and a $2 million future income tax recovery.  There were no significant non-cash or non-recurring adjustments in 2004.

Revenue

The Casa Berardi Mine produced 17,731 ounces of gold in 2006, of which 6,882 ounces were sold prior to year-end, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, these proceeds have been credited against the related deferred expenses.

Royalty and other income in 2006 totaled $1,239,000, compared to $748,000 in 2005 and $837,000 in 2004.  Interest income rose to $1.0 million in 2006 compared to $0.5 million in both 2005 and 2004 as a result of higher average cash balances maintained throughout 2006.  Royalty income from the Beaufor mine provided $194,000 in 2006, compared to $231,000 and $331,000 in 2005 and 2004, respectively.

Expenses

Higher stock based compensation costs relating to the fair value of stock options granted in 2006 have resulted in administrative and general costs increasing to $5.3 million, compared to $4.2 million and $2.6 million in 2005 and 2004, respectively.  Stock based compensation costs charged to operations totaled $1.7 million in 2006, compared to $726,000 and $37,000 in 2005 and 2004, respectively. Excluding these non-cash stock option grant charges, general and administrative costs were $3.6 million in 2006, compared with $3.5 million in 2005.

Exploration activities associated with two new exploration projects in Quebec in 2006 resulted in $624,000 being charged to operations.  In accordance with its growth strategy of exploring and developing prospective land positions, close to infrastructure, the Company optioned the Joanna property and acquired the Kipawa project in the Abitibi region of Quebec.  At Kipawa, airborne geophysical surveys and till sampling programs were conducted in 2006 and at Joanna, compilation work of previous historic geological data was performed.  There were no exploration costs charged to operations in 2005 or 2004.

Interest and financing costs associated with the $75 million project loan facility, totaling $5.3 million at the end of 2006, have been deferred and will be amortized over the term of the indebtedness.  Interest costs paid in 2006 totaled $2.4 million.

A non-cash charge of $8.7 million was recorded in 2006 in respect of unrealized non-hedge derivative losses.  The non-hedged derivative instruments comprise gold and U.S. dollar price protection contracts that were required as a condition of the $75 million loan facility to finance the completion and start-up of the Casa Berardi Mine.  As at December 31, 2006, the unrealized mark-to-market derivative loss of the gold non-hedge derivative positions totaled $7,572,645 and the currency non-hedge derivative position had an unrealized mark-to-market loss of $1,172,588.  There are no margin requirements with respect to these derivative positions.

Aurizon Mines Ltd.  Financial Report 2006

The Company’s non-hedge derivative positions at December 31, 2006 were as follows:

	2007	2008	2009	2010	Total
Gold
Put options purchased:
US$500 strike price – ounces	59,469	77,306	84,842	65,814	287,431

Call options sold - ounces	59,469	77,306	84,842	65,814	287,431
Average price per ounce	US$813	US$848	US$882	US$908	US$865
Canadian – U.S. dollars
Forward sales contracts – Cdn$	$3,600,000	$21,000,000	$16,800,000	$18,600,000	$60,000,000
Average exchange rate	1.13	1.13	1.12	1.11	1.12

The Company does not have any fixed price gold contracts.  This allows the Company to sell its gold production at spot market prices up to an average price of US$813 per ounce in 2007 rising to US$908 per ounce in 2010.  If gold prices exceed these levels, approximately 74% of planned production, over the term of the loan, can be sold at the higher prevailing prices.  The gold options expire on a monthly basis, starting in January 2007 and ending in September 2010.

In May 2006, Northgate Minerals Corporation announced an unsolicited takeover bid for the Company, which the board, in consultation with their financial advisors, recommended shareholders reject.  On July 6, 2006, the B.C. Court of Appeal upheld a June 29, 2006 decision by the B.C. Supreme Court to grant a permanent injunction enforcing the confidentiality and standstill agreement previously entered into by Northgate, the effect of which prevented Northgate from proceeding with its bid.  The costs associated with the Northgate bid totaled $5.3 million and have been charged to operations.  The Company has an outstanding damages claim for costs incurred as a result of Northgate’s breach of contract.

A loss on sale of surplus equipment at Casa Berardi of $49,887 was realized in 2006 compared to gains of $115,000 and $519,000 in 2005 and 2004, respectively.  Foreign exchange losses of $45,000 and $126,000 were realized in 2006 and 2005, respectively as a result of the strengthening Canadian dollar during the year, compared to a gain of $102,000 in 2004.

Capital taxes for 2006 increased to $797,000 as a result of the significant increase in the capitalization of the Company, compared to $518,000 and $329,000 in 2005 and 2004, respectively.  The elimination of federal capital taxes in 2006 resulted in a recovery of $25,000 in 2006 compared to charges of $140,000 and $42,000 in the prior two years.

The Company has recorded future income tax benefits totaling $4.5 million in 2006 and $2.1 million in 2005, in respect of flow through share financings in which the costs were renounced.  As the Company has unrecognized future tax assets and the taxable temporary differences relating to the flow through are expected to reverse during the loss carry forward period, these benefits have resulted in this future income tax recovery.

In 2005, the Company sold its 50% interest in the Sleeping Giant operating gold mine for $5 million and received its share of gold production up to April 30, 2005, the effective date of the sale.  For accounting purposes, the disposition is considered a discontinued operation.  Consequently, the 2005 Sleeping Giant operating results, as well as prior year’s results, are shown as a single line on the Statements of Operations and Cash Flow.  Net earnings from this discontinued operation in 2005 were $3.8 million compared to a net loss of $4.2 million in 2004.  All environmental liabilities and reclamation costs associated with the operation and ultimate closure of the mine have been assumed by the purchaser.

Aurizon Mines Ltd.  Financial Report 2006

Summary of Quarterly Results and Fourth Quarter Review

2006	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	318,777	314,315	368,236	237,521
Net Earnings (Loss)	(2,170,094)	4,817,690	(11,922,365)	(5,761,587)
Earnings (Loss) per share – basic and diluted	(0.01)	0.03	(0.08)	(0.04)
2005	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue	170,908	209,058	233,323	134,574
Net Earnings (Loss) from continuing operations	(1,355,617)	(794,404)	(1,265,074)	1,373,098
Net Earnings (Loss)	(1,355,617)	(794,404)	2,740,190	1,153,359
Earnings (Loss) per share from continuing operations – Basic and diluted	(0.01)	(0.01)	(0.01)	0.01
Earnings (Loss) per share - Basic and diluted	(0.01)	(0.01)	0.02	0.01

In the fourth quarter of 2006, non-cash charges associated with derivative instruments totaling $3.1 million, partially reduced by a non-cash future income tax recovery of $2.1 million, resulted in a net loss of $2.2 million, or ($0.01) per share, compared to a net loss of $1.4 million, or ($0.01) per share in the fourth quarter of 2005.

In 2006, non-cash gains and losses associated with the mark-to-market adjustment of non-hedge derivative instruments had a major impact on the quarterly operating results.  Non-cash charges of $7.1 million, $4.4 million and $3.1 million were reported in the first, second, and fourth quarters of 2006, respectively and a non-cash gain of $5.9 million was reported in the third quarter of 2006.  Non-cash future income tax recoveries totaling $2.3 million and $2.1 million were recognized in the first and fourth quarters of 2006, respectively.

The second quarter loss in 2006 of $11.9 million, or ($0.08) per share, was adversely impacted by the $5.2 million costs associated with an unsolicited takeover bid and to non-cash charges associated with the mark-to-market adjustment of non-hedge derivative instruments totaling $4.4 million and stock option grants totaling $1.7 million.

In the first quarter of 2005, the Company recognized the $2,055,000 flow through share tax benefit, thereby resulting in net earnings from continuing operations for the period.  Excluding this tax benefit, the loss from continuing operations would have been $682,000, reflective of the corporate general and administrative costs, net of royalty and interest income.  In the second and fourth quarters of 2005, the granting of director and key employee stock options, increased costs by $323,000 and $403,000, respectively.  The $2.7 million net earnings in the second quarter of 2005 reflect the $3.95 million gain on sale of the Sleeping Giant Mine.

Cash Flow

Operating Activities

Corporate and administrative cash costs, offset by royalty and interest income, together with a build-up of gold and supplies inventories, resulted in a cash outflow of $13.0 million from operating activities in 2006, compared to cash outflows of $4.1 million in 2005.  The most significant increase in cash outflows in 2006 was caused by the $5.3 million of costs associated with the unsolicited takeover bid.  Operating activities in 2004 also resulted in a cash outflow of $3.2 million.  Decreases in non-cash working capital totaled $4.1 million, $0.7 million, and $1.3 million, in 2006, 2005 and 2004 respectively.

Aurizon Mines Ltd.  Financial Report 2006

Investing Activities

Pre-production construction at Casa Berardi was substantially completed during the fourth quarter of 2006 and, at year end, the Mine was in the commissioning and ramp-up phase of operations.

The Company was successful in constructing Casa Berardi very close to budget, schedule, and design specifications in an environment where cost containment was extremely challenging.  Construction costs at Casa Berardi since the beginning of the second quarter of 2005 (the start date used by the independent consulting firm, Roscoe Postle Associates Inc.(“RPA”) in their October 2005 feasibility study) have totaled $97.7 million.  A further $5.9 million is estimated to complete infrastructure construction that is not required for the mine start up and will be incurred in 2007.  This work includes the installation of the Geho pump that will replace existing smaller pumps used to dewater the Mine; construction of an underground fuel station; completion of ore chutes; raising of the process water pond dam; and expansion of the tailings pond.  Actual construction costs, together with the estimated $5.9 million of additional work yet to be completed, total $103.6 million, $1.0 million higher than the RPA feasibility study cost estimate.

Modifications made to the October 2005 feasibility study include the following:

▪

The shaft depth was reduced by 30 metres to the 760 metre level elevation as it was decided that it would be more cost effective to use the ramp to access the shaft bottom to build the spill pocket and mine the lower limits of the known reserves.

▪

Advanced stope preparation was reduced from three months ahead of production to one and a half months in order to maintain ground stability. The stope access design was modified to lower the exposure along the fault plane.

▪

Decision to rebuild the existing mobile equipment and acquire new production scoops, rather than lease all the equipment as proposed in the feasibility study, resulted in higher capital costs in 2006.  This will eliminate future cash outlays that would otherwise have to be made for lease payments.

▪

Decision to change the stope blasting method from conventional explosives and detonators to emulsion explosives with electronic detonators in order to reduce wall damage and dilution, particularly in the vicinity of the graphic fault.

▪

Decision to operate with contract labour in order to avoid recruitment issues at start-up and to optimize the existing expertise on site.

Continued surface and underground development activities at Casa Berardi have resulted in aggregate corporate investing activities totaling $74.5 million in 2006, compared to $41.1 million in 2005, and $25.9 million in 2004.

	2006	2005	2004
Capital Expenditures by project:	$	$	$
Casa Berardi:
Underground development	55,746,996	30,486,682	22,848,799
Property, plant and equipment	18,455,180	10,418,826	3,028,125
Total Casa Berardi expenditures	74,202,176	40,905,508	25,876,924
Other:
Mineral property acquisitions	191,491	-	-
Property, plant and equipment	100,316	195,464	25,627
Total	74,493,983	41,100,972	25,902,551
Represented by:
Property, plant & equipment	18,555,496	10,614,290	3,053,752
Mineral properties	55,938,487	30,486,682	22,848,799
Total	74,493,983	41,100,972	25,902,551

Aurizon Mines Ltd.  Financial Report 2006

The major underground pre-production and exploration program that was initiated in early 2003 at Casa Berardi continued through to 2006.  The following work was completed at Casa Berardi in 2006:

▪

Shaft sinking from the 290 metre level down to the revised 760 metre level.

▪

Construction of the backfill network comprising the cement plant, cement slurry distribution piping, raises for the waste rock, and a concrete collar through the soil cover to surface.

▪

Construction of the underground infrastructure including the rockbreaker, grizzly, ore/waste chutes and loading pockets at the 690 metre level.

▪

Mill rehabilitation, including the installation of a new gravity circuit, refurbishing of the crushing, grinding, carbon in leach, absorption, and refinery circuits.  Refurbishing of the conveyors, piping and electrical wiring.  In addition, new equipment has been purchased for the assay laboratory and electronics have been installed to optimize the ore feed controls.

▪

1,246 metres of ramping, including 841 metres to extend the 113 Zone ramp down to the 740 metre level and 405 metres to extend the Lower Inter ramp down to the 570 metre level.

▪

4,682 metres of drifting, including 4,508 metres to develop the 650, 670, 690, 710, and 730 metre levels in the 113 Zone and 174 metres to develop the 570 metre level of the Lower Inter Zone.

▪

1,300 metres of raising, including 198 metres of ventilation raising, 273 metres of ore and waste pass raises, 772 metres of fill raises and 57 metres for the load out raises.

▪

Rebuilding the existing fleet of mobile mine equipment.

▪

336 definition drill holes totaling 24,578 metres of definition drilling including 185 holes totaling 9,612 metres within the 113 Zone and 151 holes totaling 14,966 metres within the Lower Inter Zone.

▪

48,083 metres of exploration drilling, including 19,779 metres of underground drilling and 28,304 metres of surface drilling.

In 2005, $41.1 million was invested at Casa Berardi for the completion of two feasibility studies, one in January 2005 based upon mineral reserves above the 700 metre level, and another in October 2005 incorporating mineral reserves down to the 900 metre level; construction of a new headframe, hoist room, ore and waste bins; shaft sinking down 290 metres from surface; 113 Zone ramp extended 1,200 metres down to the 680 metre level; Lower Inter Zone accessed down to the 570 metre level with the completion of 429 metres of ramping and drifting; 685 metres of drifting; 367 metres of ventilation raising; initiation of mill rehabilitation with the refurbishing of the crushing circuits, conveyors and assay laboratory; 33,500 metres of definition drilling from 137 holes; 19,000 metres of surface exploration drilling from 32 holes; and detailed engineering for the shaft and surface infrastructure.

In 2004, $25.9 million was invested at Casa Berardi for the construction of the surface foundations and shaft collar; a shaft pilot raise from the 550 metre level to surface; 878 metres of exploration drifts; 53,100 metres of exploration and definition drilling; 102 metres of ventilation raising; and 1,590 metres of ramping down to the 550 metre level.

Underground ore extraction and milling, commenced in November 2006, resulting in the production of 17,731 ounces of gold in 2006.  Gold sales in 2006 totaled 6,882 ounces, resulting in proceeds of $5.0 million.  Since Casa Berardi was in a pre-commercial production phase during 2006, proceeds have been credited against the related deferred expenses included with mineral property costs.  The 10,849 ounces unsold at December 31, 2006 have been valued at mine-site operating costs and included with other inventories on the balance sheet, with a corresponding reduction of deferred costs.

The average ore grade milled of 8.6 grams per tonne and mill recoveries of 93.9% compare favorably with the RPA feasibility grade of 8.0 grams per tonne and mill recoveries of 92% expected in 2006.  The feasibility study had expected mill commissioning to commence in October 2006, whereas the mill start up was approximately a month later, resulting in a shortfall of tonnes processed.

Aurizon Mines Ltd.  Financial Report 2006

2006 Pre-commercial Production	2006 Actual	Feasibility Study
Tonnes milled	68,481	115,300
Grade – grams/tonne	8.58	8.03
Recovery %	93.9%	92.0%
Gold production	17,731	23,627
Gold sold – ounces	6,882	-

Site reclamation deposits totaling $32,000 were required in 2006 for future site reclamation obligations.  In 2005 and 2004, payments totaling nil and $60,000, respectively, were made.

In 2006, Aurizon received $1.3 million (2005 - $1.4 million; 2004 - $2.4 million) in refundable tax credits relating to certain eligible exploration expenditures.  Aurizon also received provincial refundable mining duties totaling $1.4 million and $0.45 million, in 2005 and 2004, respectively.

Sales of surplus equipment generated proceeds in 2006, 2005 and 2004 of $26,000, $180,000, and $838,000, respectively.

Financing Activities

During 2006, a flow through equity financing together with the exercise of stock options, resulted in net proceeds of $16.5 million.  In March 2006, the Company completed a private placement of 5,500,000 flow through shares at a price of $2.75 per share, resulting in net proceeds of $14.2 million.  The exercise of 1,223,500 stock options at a weighted average price of $1.89 per share provided a further $2.3 million.

During 2005, two equity financings together with the exercise of stock options resulted in net proceeds of $50.8 million.  In December 2005, the Company received $26.2 million net proceeds from a bought deal public offering from the issuance of 20,740,750 shares at a price of $1.35 per share.  In March and April 2005, the Company completed a private placement of 10,555,555 flow through shares at a price of $1.80 per share and 4,222,221 shares at a price of $1.50 per share, resulting in net proceeds of $24 million.  The exercise of 592,000 stock options at a weighted average price of $1.00 per share provided a further $0.6 million.

One equity private placement was completed in 2004, providing net proceeds of $8.3 million, which, together with the exercise of stock options ($1.1 million) and warrants ($0.6 million), resulted in net proceeds of $10 million.

Draw downs on the $75 million project loan facility totaled $73.1 million in 2006.  A condition of the loan facility required the funding of restricted cash accounts, which totaled $19.4 million in 2006.  The Company entered into a capital lease agreement in 2006 for mining equipment at Casa Berardi, and, as at December 31, 2006 was obligated to pay $218,000.

Deferred finance costs associated with the loan facility, together with interest costs totaled $4.8 million and $0.5 million in 2006 and 2005, respectively.

Aurizon’s aggregate operating, investing and financing activities during 2006 resulted in a net $15.5 million decrease in its cash balances compared to a net increase of $13.3 million in 2005.

Balance Sheet

As at December 31, 2006, free cash and cash equivalents stood at $9.5 million, compared to $25 million in 2005.  In addition, restricted cash balances that may be used to fund the Casa Berardi and general and administrative costs totaled $19.4 million at December 31, 2006.  There were no restricted cash balances in 2005.

Aurizon Mines Ltd.  Financial Report 2006

At the end of 2006, Aurizon had working capital of $29.8 million compared to $25 million at the end of 2005.  Long term debt at December 31, 2006 totaled $68.8 million and there was $1.5 million of un-drawn facility.  Based upon the long term debt balance at the end of 2006, the principal repayment amounts and dates are as follows:

Principal repayments on debt:
$ millions
September 30, 2007	$4.4
March 31, 2008	$12.8
September 30, 2008	$12.8
March 31, 2009	$8.0
September 30, 2009	$12.4
March 31, 2010	$11.7
September 30, 2010	$11.0
Total payments	$73.1

Aurizon had no debt in 2005 or 2004.  In February 2006, as a condition of the $75 million debt facility, Aurizon has entered into certain price protection contracts that are described in the Financial Instruments section of this report.

As at the date of this report, Aurizon had 146,343,048 common shares issued and outstanding.  In addition, 3.3 million incentive stock options are outstanding that are exercisable into common shares at an average price of $2.02 per share.

Related Party Transactions and Off-Balance Sheet Arrangements

The Company has no related party transactions or off-balance sheet arrangements to report.

Contractual and Other Obligations

The Company’s contractual and other obligations as at December 31, 2006 are summarized as follows:

	Total	Less than 1 Year	2 – 3 Years	4 – 5 Years	More than 5 years
	$	$	$	$	$
Long-term debt	73,100,000	4,400,000	46,000,000	22,700,000	-
Environment and reclamation	3,674,000	95,000	379,000	284,000	2,916,000
Mineral Property acquisition & work commitments	4,231,000	1,031,000	3,200,000	-	-
Hydro	369,000	65,000	143,000	161,000	-
Government assistance	1,973,000	-	592,000	1,381,000	-
	83,347,000	5,591,000	50,314,000	24,526,000	2,916,000

Aurizon Mines Ltd.  Financial Report 2006

Financial Instruments

The Company may, from time to time use forward sale contracts on a limited basis to protect the price level for its future gold sales, thereby mitigating commodity price risk.  The Company may also, from time to time, use foreign exchange contracts to protect rates for a portion of its future foreign exchange transactions.  Gold is quoted and sold in U.S. dollars on world markets.  The Company’s future revenue streams and its profitability are therefore subject to foreign exchange risk.  By protecting rates to convert U.S. dollars to Canadian dollars at fixed prices, the Company reduces its exposure to currency fluctuations.

In February 2006, as a condition of the $75 million debt facility, Aurizon entered into certain gold and currency price protection contracts that mitigate adverse price movements in the underlying security.  Accordingly, to provide the lender downside price protection, the Company purchased 287,431 ounces of gold put options that provide the Company the right but not the obligation to deliver gold at a price of US$500 per ounce over the period from January 2007 to September 2010.  The Company paid for these puts by selling an equal number of call options over the same period that are exercisable by the purchaser at average prices ranging from US$813 to US$908 per ounce.  The Company has also entered into currency forward contracts totaling $60 million that match the principal repayment dates of the debt facility and establish Canadian – U.S. exchange rates at an average rate of 1.12 over the period from September 2007 to September 2010.

As at December 31, 2006, the unrealized mark-to-market loss of the gold non-hedge derivative positions totaled $7.6 million and the currency positions had a loss of $1.1 million, for a total unrealized loss of $8.7 million. These losses have been charged to operations.  There are no margin requirements with respect to these positions.

Foreign exchange and commodity risk management described above provide more certainty as to the prices the Company will receive for its products in Canadian dollars.  Accordingly, to the extent outlined by the aforementioned contracts, the Company, may not participate fully in rising commodity prices and may not achieve average market prices.  The Company limits its counterparties in these transactions to major financial institutions, but cannot completely eliminate counterparty risk associated with these transactions.

Changes in Accounting Policies

New Pronouncements

In January 2005, the CICA issued three new standards relating to financial instruments.  These standards are applicable for fiscal years beginning on or after October 1, 2006.  These standards are as follows:

Financial Instruments – Recognition and Measurement, Section 3855

This standard prescribes when a financial asset, financial liability, or non-financial derivative is to be recognized on the balance sheet and whether fair value or cost-based measures are used.  It also specifies how financial instrument gains and losses are to be presented.  The Company has assessed the impact of this standard on its financial position and future results and accordingly does not expect to be significantly impacted by this standard.

Hedges, Section 3865

This standard is applicable when a company chooses to designate a hedging relationship for accounting purposes.  It builds on the existing Accounting Guideline AcG-13 “Hedging Relationships”, and Section 1650 “Foreign Currency Translation”, by specifying how hedge accounting is applied and what disclosures are necessary when it is applied.  The Company does not apply hedge accounting and accordingly does not expect to be impacted by this standard.

Comprehensive Income, Section 1530

This standard introduces new rules for the reporting and display of comprehensive income.  Comprehensive income, which is currently reported under US GAAP, is the change in shareholders’ equity (net assets) of an enterprise during a reporting period from transactions and other events and circumstances from non-owner sources.  It includes all changes in equity during a period except those resulting from investments by owners and distributions to owners.  These items include holding gains and losses on certain investments and gains and losses on certain derivative instruments.  The Company holds no marketable securities, does not have a defined benefit pension plan or post retirement plan and does not apply hedge accounting and accordingly does not expect to be significantly impacted by this standard.

Aurizon Mines Ltd.  Financial Report 2006

Outlook

During the first quarter of 2007, the Casa Berardi mine will be in the commissioning and ramp-up phase of operations.  Gold sales prior to achieving commercial production will not be reflected in the statement of operations. These gold proceeds will instead be deferred together with operating costs.  Achievement of commercial production will be deemed established upon reaching certain operating levels of mining and milling for a sustained period of time, and is expected in the second quarter of 2007.  In accordance with the terms of the project debt facility, the Casa Berardi mine is also required to meet certain operating performance benchmarks, as stipulated by the lenders, in the second half of 2007.

On January 24, 2007, ore extraction was suspended as a result of higher than expected sloughing of ore material falling in the production stopes.  Mining operations resumed on February 8, 2007 following remedial steps to provide additional ground support.  Production is gradually increasing back to the initial planned rate of 1,600 tonnes per day and is then expected to ramp up to 2,200 tonnes per day over the next twelve months.  Based upon the current mine plan, it is estimated that Casa Berardi will produce approximately 165,000 – 175,000 ounces of gold in 2007 at an estimated total cash cost of US$265 - $285 per ounce, using a Cdn$/US$ exchange rate of 1.15.

Containment of mine site operating costs will be a challenge in 2007 as a tight labour market, higher materials, hydro and fuel costs continue to add cost pressures.  The remedial steps implemented in the first quarter of 2007 involve additional ground support and may lower productivities, which could also impact operating costs.

Any strengthening of the Canadian dollar relative to the U.S. dollar will have a negative impact on earnings as the price of gold is denominated in U.S. dollars which are then converted into Canadian dollars to pay the Canadian operating costs.  Using a US$600 gold price, a one cent change in Cdn$/US$ exchange rate would have a $1.0 million impact on cash flow.  A US$10 per ounce change in the price of gold would have a $1.9 million impact on cash flow.

A one gram change in the gold grade of the projected 2007 ore production  would have a $13.0 million impact on cash flow, using a US$600 gold price and a Cdn$/US$ exchange rate of 1.15..

Capital costs at Casa Berardi in 2007 are expected to total $21.9 million.  Underground development in 2007 will total 8,000 metres, including 2,700 metres of draw points; 1,200 metres of ramping; 3,400 metres of drifting; and 700 metres of raising.

More than 300 people are currently active on site.

Exploration drilling at Casa Berardi in 2007 will focus initially on testing the extension of the two high grade zones discovered in 2006 (Zones 122-Deep and 123-South) and testing targets east of the Principal Zones.  Exploration expenditures are budgeted initially at $2.2 million.

Joanna

Aurizon has an option to acquire a 100% interest, subject to a 2% net smelter royalty, in the Joanna Gold Property, which comprises 67 claims and is located along the Cadillac Break, 20 km east of Rouyn-Noranda, Quebec.  Gold mineralization is found in veins within a package of sedimentary units along a 5 kilometre distance.  Previous surface and underground exploration focused on stacked, high grade veins, which were included within a 15 to 60 metre wide lower grade corridor, with gold grades of 0.8 to 2.0 grams per tonne. Assaying and re-logging of former holes is in progress in order to determine the potential for a low grade, high tonnage deposit.

Aurizon has also commenced an 8,000 metre surface drill program to test the lateral extension of the gold corridor, close to surface, and investigate the dip potential of the property to a depth of at least 500 metres.  The costs of the initial exploration program are estimated at $1.0 million.

Kipawa

The Kipawa gold-uranium project is located approximately 100 kilometres south of Rouyn-Noranda, halfway between the Elliot Lake uranium camp and the Abitibi gold belt camp, and was initially acquired on the basis of a Government regional stream sediment survey.  As a result of the encouraging results obtained from the initial exploration program, Aurizon has now increased its land position to 1,277 mineral claims covering approximately 75,000 hectares.

During the summer of 2006, Aurizon flew 1,100 line kilometres of a combined magnetic, electromagnetic, and radiometric survey.  This was followed by till sampling on a 1,000 metre by 500 metre grid which outlined four continuous gold dispersion trains along a 30 kilometre trend all containing heavy minerals concentrate gold assays of between 1.1 to 7.2 grams per tonne, conducted on a portion of the area covered by the airborne survey.

Aurizon Mines Ltd.  Financial Report 2006

A follow up till sampling program, on a 500 metre grid, confirmed the high gold assays and extended the gold trains.  Gold grains were identified in two till samples, which returned 100 grams of gold per tonne and 8.6 grams of gold per tonne, respectively.

A further airborne magnetic and electromagnetic survey, on a 100 metre spacing is underway to better define targets, to be followed by overburden drilling in the second quarter, and diamond drilling in the third quarter of 2007.  Aurizon’s initial exploration budget for Kipawa in 2007 is $1.0 million.

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Information Form filed with the  Securities Commission of the Provinces of British Columbia, Alberta, Manitoba, Ontario and Quebec, and in Aurizon’s Annual Report on Form 40-F filed with the United States Securities and Exchange Commission.  These documents are available on Sedar at www.sedar.com and on Edgar at www.sec.gov/.

Critical Accounting Estimates

The preparation of the Company’s consolidated financial statements requires management to use estimates and assumptions that affect the reported amounts of assets and liabilities, as well as revenues and expenses.

The most critical accounting estimates, upon which the Company’s financial statements depend, are those requiring estimates of proven and probable reserves and resources, recoverable ounces therefrom, and assumptions of operating costs and future gold prices.  Such estimates and assumptions affect the potential impairment of long-lived assets and the rate at which depreciation, depletion and amortization are charged to earnings.  In addition, management must estimate costs associated with mine reclamation and closure costs.

The Company records mineral property acquisition costs and mine development costs at cost.  In accordance with Canadian generally accepted accounting principles, the Company capitalizes pre-production expenditures net of revenues received, until the commencement of commercial production.  A significant portion of the Company’s property, plant and equipment and mine development costs will be depreciated and amortized on a unit-of-production basis.  Under the unit-of-production method, the calculation of depreciation, depletion and amortization of property, plant and equipment and mine development costs is based on the amount of reserves expected to be recovered from each location.

The process of estimating quantities of gold reserves is complex, requiring significant decisions in the evaluation of all available geological, geophysical, engineering and economic data.  The data for a given orebody may also change substantially over time as a result of numerous factors, including, but not limited to, additional development activity, production history and the continual reassessment of the viability of orebodies under various economic conditions.  A material revision to existing reserve estimates could occur because of, among other things: revisions to geological data or assumptions; a change in the assumed gold prices; and the results of drilling and exploration activities.

If estimates of reserves prove to be inaccurate, or a mining plan changes due to reductions in the price of gold or otherwise, resulting in a reduction in the reserves expected to be recovered, the Company could be required to write-down the recorded value of its plant and equipment and mine development costs, or to increase the amount of future depreciation, depletion and amortization expense, both of which would adversely affect the Company’s earnings and net assets.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with existing reclamation standards.  These estimated costs are recorded as a liability at their fair values in the periods in which they occur, and at each reporting period, are increased to reflect the interest element (accretion expense) considered in the initial fair value measurement of the liabilities.  If

Aurizon Mines Ltd.  Financial Report 2006

the estimate of reclamation costs proves to be inaccurate, the Company could be required to increase the provision for site closure and reclamation costs, which would increase the amount of future reclamation expense per ounce, resulting in a reduction in the Company’s earnings and net assets.

Risks and Uncertainties

The following is a brief discussion of those distinctive or special characteristics of Aurizon’s operations and industry, which may have a material impact on, or constitute risk factors in respect of Aurizon’s financial performance.

Mining Risks and Insurance

A risk analysis conducted by Roscoe Postle Associates Inc. as part of the Updated Feasibility Study indicated that the non-economic risks associated with the Casa Berardi Project are generally low.  The following specific factors were ascribed a 'medium' risk level in the assessment:

Geotechnical – the ground control issues experienced by the Company in January 2007 resulting in the temporary suspension of mining, and the experience of the previous operators;

Dilution - low cohesion in hanging wall faults could potentially cause dilution;

Mineral Reserve Extraction – Mineral reserves include no allowance for pillars, and extraction rates are in the high end of the range for the selected mining methods; and

Mill Throughput - increases from past rates of mill throughput are limited by the grinding circuit.

While the Company believes that the current mining plan addresses the foregoing, these risks have not been completely eliminated and it is possible that the occurrence of one or more of such factors could have a material adverse effect on the Company's financial condition and results of operations.  With regard to ground control, the Company has implemented the following since January 2007:

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Additional ground support including rock bolting, screening, and shotcreting.

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Backfilling of empty stopes immediately after ore removal.

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Reduction of the drill density and fewer explosives.

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Change in mining sequence to mine stopes from the outside and upper parts of the orebody, instead of from the inner and lower parts of the orebody.

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Reduction in the number of stope access draw points developed ahead of production.

The business of gold mining is subject to certain types of risks and hazards, including environmental hazards, industrial accidents, unusual or unexpected changes to rock formations, changes in the regulatory environment, cave-ins and flooding and gold bullion losses.  Such occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, delays in mining, monetary losses and possible legal liability.  Any payments made with regards to such liabilities may have a material adverse effect on Aurizon’s financial performance and results of operations.  The Company carries insurance to protect itself against certain risks of mining and processing to the extent that is economically feasible but which may not provide adequate coverage in all circumstances.

Gold Price Volatility

The Company's results are highly sensitive to changes in the price of gold.  Gold prices fluctuate and are affected by numerous factors, including expectations with respect to the rate of inflation, exchange rates, interest rates, global and regional political and economic crises and governmental policies with respect to gold holdings by central banks.  The demand for and supply of gold affects gold prices but not necessarily in the same manner as demand and supply affect the prices of other commodities.  The supply of gold consists of a combination of mine production and existing stocks of bullion and fabricated gold held by governments, public and private financial institutions, industrial organizations and private individuals.  The demand for gold consists of jewelry and investment demand.

Uncertainty of Mineral Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters.  No assurance can be given that the anticipated tonnages and grades will be achieved or that the indicated level of recovery of gold will be realized.  The ore grade actually recovered by

Aurizon Mines Ltd.  Financial Report 2006

the Company may differ from the estimated grades of the mineral reserves and mineral resources.  Prolonged declines in the market price of gold may render mineral reserves containing relatively lower grades of gold mineralization uneconomic to exploit and could materially reduce the Company’s reserves. Should such reductions occur, the Company could be required to take a material write-down of its investment in mining properties or delay or discontinue production or the development of new projects, resulting in increased net losses and reduced cash flow. Market price fluctuations of gold, as well as increased production costs or reduced recovery rates, may render mineral reserves containing relatively lower grades of mineralization uneconomical to recover and may ultimately result in a restatement of mineral resources.  Short-term factors relating to mineral reserves, such as the need for orderly development of ore bodies or the processing of new or different grades, may impair the profitability of a mine in any particular accounting period.

The Company adjusts its mineral reserves annually by the amount extracted in the previous year, by the additions and reductions resulting from new geological information and interpretation, and from changes in operating costs and metal prices.  Mineral reserves are not revised in response to short-term cyclical price variations in metal markets.

Replacement of Mineral Reserves

There are a number of uncertainties inherent in any program relating to the location of economic mineral reserves, the development of appropriate metallurgical processes, the receipt of necessary governmental permits and the construction of mining and processing facilities and the appropriate financing thereof.  Accordingly, there can be no assurance that the Company’s programs will yield new mineral reserves to replace mined reserves and to expand current mineral reserves.

Financing of Exploration Programs

There are mineral reserves on Aurizon's Casa Berardi property, but Aurizon may carry out further exploration on this property with the objective of establishing additional economic mineral reserves. Exploration for minerals is a speculative business necessarily involving a high degree of risk.  It is not known if the expenditures to be made by Aurizon on its mineral properties will result in discoveries of commercial mineral reserves.  If Aurizon's efforts are not successful at individual properties, the expenditures at those properties will be written off.  If Aurizon's exploration programs are successful, additional funds may be required for the development of economic mineral reserves in order to achieve commercial production.  In addition, the exploration and development of Aurizon's properties may depend upon Aurizon's ability to obtain financing through the joint venturing of projects, sale of property interests, debt financing, equity financing or other means.  There is no assurance that Aurizon will be successful in obtaining the required financing on commercially reasonable terms, or at all.  The inability of the Company to obtain necessary financing could have a material adverse effect on the Company’s ability to explore and develop its properties.

Government Permits

Continuation of production at Casa Berardi Project will require additional approvals, permits and certificates of authorization from different government agencies on an on-going basis.  Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and may involve public hearings and costly undertakings on the part of the Company.  The duration and success of permitting efforts are contingent upon many variables not within the Company’s control.  Environmental protection permitting, including the approval of reclamation plans, could increase costs and cause delays in the development of the Casa Berardi Project, depending on the nature of the activity to be permitted and the interpretation of applicable requirements implemented by the permitting authority.  There can be no assurance that all necessary permits will be obtained and, if obtained, that the costs involved will not exceed those previously estimated by the Company.  It is possible that the costs and delays associated with the compliance with such standards and regulations could become such that the Company would not proceed with the development or operation of a mine or mines.

Reclamation Obligations

Reclamation requirements may change and do vary depending on the location and the government regulatory body, but they are similar in that they aim to minimize long term effects of exploration and mining disturbance by requiring the operating company to control possible deleterious effluents and to re-establish to some degree pre-disturbance land forms and vegetation.  All of the Company’s operations are subject to reclamation, site restoration

Aurizon Mines Ltd.  Financial Report 2006

and closure requirements.  The Company calculates its estimates of the ultimate reclamation liability based on current laws and regulations and the expected future costs to be incurred in reclaiming, restoring and closing its operating mine sites.  It is possible that the Company’s estimate of its ultimate reclamation liability could change in the near term due to possible changes in laws and regulations and changes in cost estimates.

Labour Markets

Aurizon employs a number of technical personnel with a variety of relevant experience, education and professional designations and acquires other specialized skills and knowledge by engaging, on a contract basis, professionals in the geological, metallurgical, engineering, environmental and other relevant disciplines.  The Company endeavours to maintain attractive remuneration and compensation packages in order to attract and retain the required skilled, experienced personnel.

Contractors, under the supervision of Aurizon’s staff, are engaged to carry out the construction, underground mine development and diamond drill activities.  Significant and increasing competition for skilled miners exists and the loss of a mining contractor would be challenging for the Company.  However, as the Company engages several contractors for different mining disciplines, the Company believes that it is not dependent upon any one mining contractor, the loss of which would have a material adverse effect on the business of the Company.

Disclosure Controls and Internal control over Financial Reporting

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to permit timely decisions regarding public disclosure.

Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of December 31, 2006.  Based on this evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 – Certification of Disclosure in Issuers’ Annual and Interim Filings, are effective to ensure that information required to be disclosed in reports that are filed or submitted under Canadian securities legislation are recorded, processed, summarized and reported within the time period specified in those rules.

Management’s Report on Internal Control Over Financial Reporting

The Company’s management is responsible for establishing and maintaining adequate internal control over financial reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Management has used the Committee of Sponsoring Organizations of the Treadway Commission (COSO) framework to evaluate the effectiveness of the Company’s internal control over financial reporting.  Based on this assessment, management has concluded that as at December 31, 2006, the Company’s internal control over reporting was effective.